Exhibit 99.11

SCG Financial Acquisition Corp.
615 North Wabash
Chicago, Illinois 60611

February 8, 2013

DRW Commodities, LLC
540 W. Madison, Suite 2500
Chicago, Illinois 60667
Attention: Donald R. Wilson, Jr.

Mr. Wilson:

This waiver of redemption rights agreement (this “Agreement”) is entered into and effective as of the date first written above (the “Effective Date”), by and between SCG Financial Acquisition Corp., a Delaware corporation (“SCG”), and DRW Commodities, LLC, a Delaware limited liability company (“Investor”).  SCG and 2012 DOOH Investments LLC, an Illinois limited liability company an affiliate of Investor (“DOOH”), previously entered into an equity commitment letter agreement on December 14, 2012 (the “Equity Commitment Letter”) pursuant to which DOOH agreed to purchase an aggregate of two million three hundred and fifty thousand (2,350,000) shares of SCG common stock, par value $0.0001 per share (“SCG Common Stock,” and DOOH’s purchase commitment of shares of SCG Common Stock as described herein shall hereinafter be referred to as the “Stock Purchase Commitment”) and SCG, as consideration for such purchases, agreed to issue to DOOH one hundred twenty thousand (120,000) additional shares of SCG Common Stock (the “Additional Shares”, and together with all shares of SCG Common Stock previously purchased by DOOH, the “Investor Shares”) upon the earlier of the date of consummation of a tender offer of the issued and outstanding shares of SCG Common Stock and the tenth (10th) business day after DOOH fulfills the Stock Purchase Commitment.  On January 8, 2013, DOOH assigned all of its obligations to fulfill the Stock Purchase Commitment and its related rights under the Equity Commitment Letter to Investor pursuant to an Assignment and Assumption Agreement between DOOH and Investor (the “Assignment Agreement”).   As of January 9, 2012, Investor, as DOOH’s assignee under the Assignment Agreement, had fulfilled the Stock Purchase Commitment and, as of the Effective Date, has been issued the Additional Shares by SCG.

1. Waiver of Redemption Rights.  Investor acknowledges that it has no right, title, interest or claim of any kind in or to any monies held in the trust fund into which a portion of the net proceeds of SCG’s initial public offering were deposited (the “Trust Account”) or any other asset of SCG as a result of any liquidation of the Trust Account with respect to the Additional Shares.  Investor further waives, with respect to any Additional Shares held by Investor or an affiliate of Investor, any redemption rights Investor or any affiliate of Investor may have in connection with the consummation of SCG’s initial business combination (as such term is used in SCG’s Amended and Restated Certificate of Incorporation, as amended) with Reach Media Group Holdings, Inc., a Delaware corporation (“Target”), including, without limitation, any such rights available in the context of a stockholder vote to approve such business combination or in the context of a tender offer made by SCG to purchase shares of SCG Common Stock in connection with the proposed business combination with Target.

2.  Representations and Warranties of Investor.  Investor hereby represents and warrants to SCG as follows:

(i)  Investor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware;

(ii) Investor has the requisite limited liability company power and authority to execute and deliver this Agreement and perform its obligations hereunder and to consummate the transactions contemplated hereby; this Agreement has been duly and validly executed and delivered by Investor and, assuming the due authorization, execution and delivery by SCG, will constitute, upon such execution and delivery, legal, valid and binding obligations of Investor, enforceable against Investor in accordance with its terms and conditions (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles);

(iii) no material consent of, permit or exemption from, or declaration, filing or registration with, any governmental authority is required to be made or obtained by Investor in connection with the execution, delivery and performance of this Agreement by Investor, other than filings that may be required to be made by Investor pursuant to Section 13(d) and Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

(iv) neither the execution and delivery of this Agreement by Investor, nor the performance by Investor of the transactions contemplated hereby will (A) to Investor’s knowledge, result in a default, give rise to any right of termination, cancellation or acceleration, or require any consent under any of the terms, conditions or provisions of any material mortgage, loan, license, agreement, lease or other instrument or obligation to which Investor is a party, or (B) to Investor’s knowledge, conflict with or violate any laws applicable to Investor, in each case except as would not have a material adverse effect on Investor’s ability to perform its obligations hereunder.

3.  Amendment; Assignment.  This Agreement may not be amended, modified or terminated in any respect without the prior written consent of SCG and Investor.  Neither party hereto may assign all or any portion of its rights or obligations hereunder without the prior written consent of the other party hereto.

4.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED IN CONNECTION HEREWITH OR HEREAFTER AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

5.  Miscellaneous.

(i) This Agreement and the Equity Commitment Letter constitute the entire agreement with respect to the subject matter hereof, and supersede all prior agreements, understandings, representations, discussions and statements, both written and oral, between SCG and any of its affiliates and Investor and any of its affiliates with respect to the subject matter hereof, and shall not be contradicted or qualified by any other agreement, oral or written, prior to the date hereof.

(ii) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.  Each party to this Agreement (A) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts located in the Northern District of Illinois and the state courts of the State of Illinois, (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (C) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in any state court within Chicago, Illinois or the federal courts located in the Northern District of Illinois, (D) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (E) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts.

(iii) This Agreement may be executed in counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, this Agreement is executed and effective as of the Effective Date.

SCG FINANCIAL ACQUISITION CORP. By: /s/ Gregory H. Sachs Name: Gregory H. Sachs Title: Chairman, President and Chief Executive Officer

Accepted and Agreed:

DRW COMMODITIES, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager